March 23, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549 - 7010

Attention: Mr. John Cannarella

Dear Mesdames and Sirs:

Re:	Source Petroleum Inc.
Form 10-QSB/A for the Quarterly Period Ended September 30, 2006
Filed on December 13, 2006
Form 8-K Filed on October 24, 2006
File No. 000-51241

     This letter is in response to further comments received on February 16, 2007, from Mr. John Cannarella and Ms. Jill Davis regarding the Form 10-QSB/A for the quarterly period ended September 30, 2006 filed on December 13, 2006 and Form 8-K filed on October 24, 2006 by Source Petroleum Inc. (the “Company”). We enclose our responses to your comments and blacklined copies of our further amended Form 10-QSB/A and Form 8-K respectively (the “Amended Form 10-QSB/A” and the “Amended Form 8-K”). For your ease of reference, our responses are numbered in a manner that corresponds with your comments. Page references used in this letter relate to the enclosed blacklined version of the Amended Form 10-QSB/A or the Amended Form 8-K.

Form 10-QSB/A for the Quarterly Period Ended September 30, 2006

Note 6. Common Stock, page 14

1.	After further review of the warrant documents we believe that EITF 00-19, paragraph 2, applies and the warrants are freestanding contracts detachable from the common stock units.

2.

Since the warrants are detachable we have reviewed EITF 00-19. In accordance with paragraph 7, the fair value of the warrants has been recorded as equity since the warrants are only redeemable for shares of common stock. We have also reviewed the requirements of SFAS 133 and note that the warrants qualify as a derivative instrument as defined by paragraph 6. However, since the warrants are only redeemable for shares of common stock and are therefore classified as equity, the exception provided in paragraph 11(a) is met and the warrants are exempt from derivative accounting treatment.

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 15

Results of Operations, page 19

3.	We have included additional information on our oil and gas expenditure in our proposed amended filing. Please see attached page 19 of the Amended Form 10-QSB/A.

8-K Filed on October 24, 2006

General

4.

As suggested by your comment, we have amended our disclosure to include costs incurred in our oil and gas property acquisition, exploration, and development activities as required in accordance with paragraph 21 of SFAS 69. Please see attached revised pro forma combined balance sheet and Note 2(b) to the pro forma financial statements included in the Amended Form 8- K/A. Because our properties currently do not have proved reserves, we do not believe that the requirements under the other paragraphs of SFAS 69 are applicable to us.

5.

Our valuation of the acquisition at $44 million was primarily based on the value of the shares issued by our company, discounted by taking into account certain factors such as the dilution effect of issuing such a large block of common stock at the same time, the low level of trading volume of shares of common stock prior to the acquisition, and that the shares of common stock issued by our company are restricted and will not be free trading until at least one year after the acquisition. Consistent with the share valuation, a valuation of $44 million for the properties acquired is supported by historical well data available on these properties. This consistency in the valuation of the non-cash consideration given and the valuation of the assets acquired was what our earlier response had intended to convey. We believe that regardless of which approach of valuation was used, we could reasonably arrive at the fair value of $44 million.

We trust you will find the above responses to be in order. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

/s/ Sam Charanek
Hussein Charanek
President and Chief Executive Officer

Encl.

cc:	Clark Wilson LLP (via Facsimile 604.687.6314) Attention: L.K. Larry Yen